UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

March 8, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,289,556 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,289,556 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,289,556 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common Units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 62,716,004 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017 and (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 34,200,171 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 34,200,171 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 34,200,171 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 46.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,823,857 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held directly by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Series C Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of Series D Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 9,275,109 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,275,109 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,275,109 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 15.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, taking into account the transactions discussed in Item 3.

Note 2: Based on 59,320,478 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017 and (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 51,394,978 Common Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 36,455,925 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,455,925 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 36,455,925 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.3% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,823,857 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,798,360 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Common Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of the Series D Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 36,455,925 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,455,925 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 36,455,925 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,823,857 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Common Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of the Series D Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 36,455,925 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,455,925 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 36,455,925 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,823,857 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Common Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of the Series D Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 36,455,925 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,455,925 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 36,455,925 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,823,857 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Common Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of the Series D Units outstanding as of March 8, 2017.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 36,455,925 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,455,925 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 36,455,925 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.3% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 7,187,358 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,925,500 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,079,284 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,395,526 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,823,857 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 73,873,194 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,394,978 Common Units outstanding as of March 8, 2017, (b) 7,925,500 Common Units issuable upon the conversion of Series A-1 Units outstanding as of March 8, 2017, (c) 3,395,526 Common Units issuable upon the conversion of Series A-2 Units outstanding as of March 8, 2017, (d) 8,823,857 Common Units issuable upon the conversion of Series C Units outstanding as of March 8, 2017 and (e) 2,333,333 Common Units issuable upon the conversion of the Series D Units outstanding as of March 8, 2017.

This Amendment No. 18 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016 and Amendment No. 17 filed on December 6, 2016 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby supplemented as follows:

On February 13, 2017, the Issuer paid quarterly in-kind distributions on (i) the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC in the amount of 111,436 Series A-1 Convertible Preferred Units and (ii) the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC in the amount of 47,742 Series A-2 and Convertible Preferred Units in accordance with the terms and conditions of the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 25, 2016, as amended by Amendment No. 1, effective as of May 1, 2016, Amendment No. 2, dated as of October 31, 2016 and Amendment No. 3, effective as of March 8, 2017. (the “Partnership Agreement”).

On March 8, 2017, all of the common units and all of the subordinated units of JP Energy Partners LP (“JPE”) held by Magnolia Infrastructure Holdings, LLC were converted into a total of 9,753,425 common units of the Issuer upon the completion of the acquisition of JPE by the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016 (the “Merger Agreement”), by and among the Issuer, American Midstream GP, LLC, JPE, JPE Energy GP II LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

The foregoing is a summary only and the terms and conditions of the Partnership Agreement and the Merger Agreement qualified in their entirety by reference to the Partnership Agreement and the Merger Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

ITEM 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017

AMERICAN MIDSTREAM GP, LLC

/s/ Regina Gregory
Regina Gregory, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

	By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 14 to Schedule 13D filed by the reporting persons on April 27, 2016)

2.	Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Issuer”), dated as of April 25, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016), as amended by Amendment No. 1, effective as of May 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016), as amended by Amendment No. 2, effective as of October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016) and Amendment No. 3, effective as of March 8, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on March 8, 2017).

3.	Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, American Midstream GP, LLC, JP Energy Partners LP, JP Energy GP II LLC, Argo Merger Sub, LLC, and Argo Merger GP Sub, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 24, 2016)